Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-161847

Wilshire Bancorp, Inc.

Common Stock

FINAL TERM SHEET

Dated May 11, 2011

This term sheet supplements the information set forth in the Preliminary Prospectus Supplement dated May 9, 2011 to the Prospectus dated September 9, 2009 relating to Common Stock.

Issuer:	Wilshire Bancorp, Inc.

Security:	Common Stock, no par value per share (the “Common Stock”)

Trade Date:	May 12, 2011

Settlement Date:	May 17, 2011

Aggregate Proceeds to the Issuer from the Offerings:

Approximately $94.35 million, or approximately $108.56 million if the underwriters exercise their overallotment option in full, in each case after deducting underwriters’ discounts and commissions and estimated offering expenses.

Underwriters:	J.P. Morgan Securities LLC, as book-running manager and Macquarie Capital (USA) Inc., as co-manager

Number of Shares Issued:	36,363,600 shares of Common Stock

Over-allotment Option:	5,454,540 shares of Common Stock

Public Offering Price:	$2.75

Price to Issuer:	$2.6056 per share of Common Stock

CUSIP/ISIN:	97186T108 / US97186T1088

Capitalization

The following table sets forth the carrying amount of the Issuer’s capitalization as of March 31, 2011 on an actual basis and as adjusted for the offering of Common Stock (assuming no exercise of the underwriter’s over-allotment option), after deducting underwriter’s discounts and commissions and estimated offering expenses.

	As of March 31, 2011
(Dollars in millions)	Actual	As adjusted
Long-term debt
Junior subordinated debentures	$87.2	$87.2
Total long-term debt	$87.2	$87.2
Shareholders’ equity
Series A Preferred Stock, $1,000 par value; 5,000,000 shares authorized, 62,158 shares issued and outstanding as of March 31, 2011	$60.6	$60.6
Common Stock, no par value, 80,000,000 shares authorized, 29,471,714 shares issued and outstanding as of March 31, 2011, 65,835,314 shares of common stock issued and outstanding as adjusted for this offering	$55.7	$150.0
Retained earnings	$60.3	$60.3
Treasury stock, at cost, and other	$(1.3)	$(1.3)
Accumulated other comprehensive income, net of tax	$2.5	$2.5
Total shareholders’ equity	$177.8	$272.1
Total long-term debt and shareholders’ equity	$265.0	$359.3
Capital Adequacy—Current U.S. Standards
Tier 1 common equity	4.89%	9.26%
Tier 1 risk based ratio	10.30%	15.55%
Total risk-based capital ratio	12.57%	16.94%
Tier 1 leverage ratio	7.64%	11.17%

Wilshire Bancorp, Inc. has filed a registration statement (including a prospectus) and will file a prospectus supplement with the Securities and Exchange Commission, or SEC, for the potential offering to which this term sheet relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement when filed and any other documents relating to this offering that Wilshire Bancorp, Inc. has filed or will file with the SEC for more complete information about Wilshire Bancorp, Inc. and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the applicable prospectus and prospectus supplement if you request it by calling J.P. Morgan Securities LLC toll free at 1-866-803-9204 or Macquarie Capital (USA) Inc. at 212-231-8022.